China TransInfo Technology Corp.
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086

December 21, 2007

By EDGAR Transmission and by Hand Delivery

Mr. Mark Shannon
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, DC 20549

Re:	China TransInfo Technology Corp.
Amendment No. 3 to Form SB-2 filed November 13, 2007
File No: 333-142945

We hereby submit the responses of China TransInfo Technology Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 21, 2007, providing the Staff’s comments with respect to the above referenced registration statement on Form SB-2 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Financial Statements

General

1	Please update your financial statements pursuant to Item 310(g) of Regulation S-B.

Company Response: We have updated the financial statements in the Registration Statement by including the financial statements for the nine months period ended September 30, 2007.

2
Please revise your filing to provide an interim statement of changes in shareholders' equity. In addition, revise to provide footnote disclosures that describe the equity impact of the merger and related transactions in detail. We believe that this information is necessary for readers to fully understand the significant impact of these recent transactions on your financial statements.

Company Response: We have revised the financial statements to provide an interim statement of changes in shareholders’ equity on page F-20 of the Registration Statement. We have also revised the financial statements to provide footnote disclosures that describe the equity impact of the merger and related transactions in detail on page F-31 of the Registration Statement.

Statement of Cash Flows, page F-20

3
Please provide us with a detailed analysis of the merger expenses that are reflected as a financing cash outflow. This analysis should include a schedule that provides the amount of each line item accompanied by descriptions of each transaction.

Company Response: The following table provides a detailed analysis of the merger expenses that are reflected as a financing cash outflow:

	Payee	Amount	Purpose of the Payment

1	Appleby Corporate Services (HK) Ltd.	$25,847	Compensation for legal services regarding the British Virgin Islands laws provided in connection with the reverse acquisition and concurrent private placement transaction.

2	Bryan Cave LLP	63,510	Compensation for legal services provided as legal counsel to the private placement agent in connection with the private placement transaction.

3	Beijing Ding Tian Uri Zhi FinancialAnd Public Relations Consultancy Co., Ltd.	100,000	Compensation for financial consulting services provided in connection with the reverse acquisition of the Company .

4	Beijing Jing Cheng Hua Ye Investment Cibsyktabct Cim, Ltd.	200,000	Compensation for financial consulting services provided in connection with the reverse acquisition of the Company .

5	Simon & Edward, LLP	53,848	Fees paid to the auditor of the Company for audit and review in connection with the reverse transaction and the concurrent private placement transaction.

6	Thelen Reid Brown Raysman & Steiner LLP	133,848	Compensation for legal services provided in connection with the reverse acquisition and concurrent private placement transaction.

7	Antaeus Capital, Inc.	64,348	Compensation for investment banker consulting service

8	Antaeus Capital, Inc.	800,000	Placement agent fee

9	Filling Fee	5,960	SEC filing fees

		$1,447,361

4	We note that you reclassified approximately $800 thousand paid by Jingbo on behalf of the company. Please identify the pre-merger entity for which Jingbo paid these operating expenses.

Company Response: The pre-merger entity for which Jingbo paid these operating expenses is Intra-Asia Entertainment Corporation, a Nevada company.

Share-Based Payments, page F-27

5	Please tell us why the warrant liability is not being re-measured at each balance sheet date.

Company Response: We have re-measured the warrant liability in the third quarter financial statements. It was determined that the Company's warrants qualify for accounting treatment under EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company's Own Stock". Under the terms of the warrant agreements, if the Company fails to deliver the required number of Warrant Shares, the Company will be obligated to pay cash to settle the warrant claims. As a result, the Company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. The fair values of the warrants are presented on the accompanying consolidated balance sheet as “Accrued Warrant Liability” and the changes in the values of these warrants are shown in the accompanying consolidated statement of operations and comprehensive income as “Decrease in fair value of warrants liability.” Such gains and losses are non-operating and have no effect on cash flows from operating activities. The revised warrant liability amounted $513,889 as of September 30, 2007.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-82671299 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China TransInfo Technology Corp.

By:	/s/ Shudong Xia
Shudong Xia
Chief Executive Officer